6/30

05009367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pan Sino International Holding Limited

*CURRENT ADDRESS 26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

FILE NO. 82- 34892 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mn

DAT : 6/30/05

(d)

82-34892



AR/S
12-31-03

Pan Sino International Holding Limited

環新國際有限公司

(Incorporated in the Cayman Islands with limited liability)

Annual Report 2003

Characteristics of The Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the GEM website. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

Contents

Corporate Information

BOARD OF DIRECTORS

Mr. Harmiono Judianto *(Chairman)*
Mr. Johanas Herkiamto *(Vice Chairman)*
Mr. Rudi Zulfian
Ms. Novayanti *
Mr. Gandhi Prawira *
Ms. Wang Poey Foon, Angela *

* *Independent non-executive Directors*

AUDIT COMMITTEE

Mr. Gandhi Prawira
Ms. Novayanti

COMPLIANCE OFFICER

Mr. Johanas Herkiamto

AUTHORISED REPRESENTATIVES

Mr. Johanas Herkiamto
Mr. Rudi Zulfian

QUALIFIED ACCOUNTANT

Mr. Casey Mee Huat Lin, *ACCA*

COMPANY SECRETARY

Mr. Casey Mee Huat Lin, *ACCA*

AUDITORS

PKF
Certified Public Accountants

SPONSOR

Celestial Capital Limited

PRINCIPAL BANKER

PT. Bank Central Asia, Tbk
Indonesia

SHARE REGISTRAR AND TRANSFER OFFICE

Bank of Butterfield International
(Cayman) Ltd.
Butterfield House
68 Fort Street
P.O. Box 705
George Town
Grand Cayman
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Tengis Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

REGISTERED OFFICE

Caledonian House
P.O. Box 1043
George Town
Grand Cayman
Cayman Islands

PRINCIPAL PLACE OF BUSINESS IN INDONESIA

Jl. P. Jayakarta 117 Blok B/35
Jakarta Pusat (10730)
Indonesia

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

26th Floor, Citicorp Centre
18 Whitfield Road
Causeway Bay
Hong Kong

STOCK CODE

8260

Chairman's Statement

The year 2003 was a notable year for Pan Sino International Holding Limited (which, together with its subsidiaries, are collectively referred to as the "Group"). The foremost and remarkable move during the year was the listing of the Group on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in December 2003. The listing practice was a milestone for the Group, corroborating the achievements of the management and staff over the years.

The Group was listed on the GEM of the Stock Exchange by way of placing on 2nd December, 2003, with Celestial Capital Limited as the sponsor and SBI E2-Capital Securities Limited acting as the bookrunner and lead manager. A total of 240,000,000 shares were placed at HK$0.45 and the gross proceeds of approximately HK$108 million were raised. The proceeds improved the financial position which will support the future developments of the Group.

The Group has established itself as a major exporter of cocoa beans in terms of trading volume in Indonesia, which is currently the third largest producer of cocoa beans in the world. The products are one of the major raw materials used in manufacturing a wide variety of food products such as chocolate, beverages and cakes including various pharmaceutical and cosmetic products like soaps and moisturizing creams.

As we source all our cocoa beans directly from the farmers in Sulawesi, we are able to control the quality and price of purchases, maintain a stable and reliable supply, increase the efficiency and cost effectiveness without the use of intermediaries. We have always maintained good relationships with the farmers and are assured of the quality and quantities required.

According to Indonesia Cocoa Association (INCA), for the year ended 31st December, 2002, the Group was the fourth largest exporter of cocoa beans in Indonesia. For each of the two years ended 31st December, 2002 and 2003, the volume of cocoa beans exported by the Group amounted to approximately 23,920 tonnes and 45,790 tonnes respectively, and the turnover was approximately HK$ 300.9 million and HK$ 610.2 million respectively.

Since January 2001, the Group has been focusing only on the export market and currently sells to four established importers in Europe, namely Unicom in the Netherlands, ICBT in the UK, Orebi in France and Westermann in the Netherlands, who resell the products to other cocoa beans trading companies and cocoa processing and/ or manufacturing companies in the United States.

In October 2002, the Group entered into sales agreements with Unicom, ICBT and Westermann ("Sales Agreements") whereby they agreed to purchase an annual minimum of cocoa beans for an initial three years term. These companies exceeded their respective annual commitments even on the first year.

Leveraging on its senior management's expertise, the Group will be able to further improve sales to existing customers and diversify its customer base in both overseas and domestic markets.

To diversify and increase sales, the Group has expanded its sales and marketing team and will be participating in trade shows, exhibitions and conferences relating to the cocoa industry.

In the future, we will be maintaining a good relationship with our existing overseas customers and establishing relationship with other cocoa beans traders and cocoa processing companies for the domestic market. By way of this, the Group will earn additional revenue and gain new market share.

The Group intends to expand through strategic merger or acquisition, alliance or other forms of cooperation with partners whose strategy is complimentary to our expansion plans. We are also in-line to establish our own cocoa processing operations by setting up our own cocoa processing facilities.

The Group is conducting market research and feasibility studies for a suitable location to set up its own cocoa processing facilities. The Group intends to set up one production line with an expected processing capacity of an aggregate of approximately 10,000 tonnes of cocoa butter and cocoa powder per year by the end of 2004. The acquisition of the equipment and assembling of the cocoa processing operations are currently in progress.

In order to cope with the anticipated increase in the volume of its trading business and the demand of cocoa beans from the new cocoa processing operations, two warehouses will be included either built or acquired to store the beans in proper hygienic and well ventilated conditions.

I would like to take this chance to record my sincere appreciation to the fellow directors for their dedication and thank the management and staff for their commitment to the growth of the Group.

Harmiono Judianto
Chairman

Hong Kong, 25th March, 2004

Management Discussion and Analysis

BUSINESS REVIEW

Source of Cocoa Beans

The Group has established itself as a major exporter of cocoa beans in terms of trading volume in Indonesia. According to INCA, for the year ended 31st December, 2002, Nataki was the fourth largest exporter of cocoa beans in Indonesia, accounting for approximately 6.1% of the country's total export volume of cocoa beans for that year. On the basis that the Group's sales continue to increase, the Group entered into Sales Agreements in October 2002. The Directors believe that the Group will continue to be one of the largest exporters of cocoa beans in Indonesia in the foreseeable future.

The Group is one of the few purchasers in Indonesia that can provide farmers with a 50% advance payment for the purchase of cocoa beans. This is very important in dealing with the farmers as they will sell the better quality cocoa beans from their harvests at a more competitive price to purchasers that can provide a meaningful advance payment. Given our standing as one of the major exporters of cocoa beans in Indonesia and the ability to provide farmers with this payment mode the Group is able to source cocoa beans from these farmers at more competitive prices.

The Group distinguishes itself from other cocoa beans traders in Indonesia by maintaining good relationships with the farmers through the provision of certain 'value-added' services. The Group provides farmers, on an informal basis, with general information on the cocoa market, such as the customers' forecast demand for cocoa beans and feedback on the quality of the cocoa beans supplied by the farmers. In addition the Group assists the farmers on an informal basis in improving the yield and quality of their cocoa beans harvests by arranging for education and training sessions on topics such as improved farming, harvesting and after-harvesting work methods including fermentation and drying techniques.

Relationship with Customers

The Group has maintained good and stable relationships with its overseas customers since commencement of business with them. This is evidenced by the Sales Agreements entered into between the Group and three major customers. These customers have agreed to purchase an aggregate annual minimum amount of 28,000 tonnes of cocoa beans from the Group for an initial term of three years commencing from October 2002. In addition to this, the Group has not experienced any customer complaints or returned sales during the year ended 31st December, 2003. The Directors believe that the ability to provide quality and reliable service to these customers are very important since they are established cocoa product suppliers in Europe who source cocoa beans from all over the world.

Sales and Marketing

As at 31st December, 2003, the Group had a sales and marketing team comprising 19 staff. This team maintains close contact with its customers, from whom they collect the latest market information and provide it to the farmers through the other departments of the Group. The Directors believe this assists the Group in sourcing from farmers the products that satisfy customers' requirements.

The Group has focused on the export market since January 2001, as overseas customers generally place larger orders. The Group currently sells its products to four established importers based in Europe who resell the products to other cocoa beans trading companies and cocoa processing and/or manufacturing companies in the United States of America.

To ensure a continuous flow of business from its customers, in October 2002 the Group entered into the Sales Agreements with Unicom, ICBT and Westermann. Each agreed to purchase from the Group a minimum amount of cocoa beans every year. The Sales Agreements were entered into for the purpose of formalizing the relationship between the Group and its customers and to ensure a continuous flow of business from the customers. The annual minimum purchase amount was determined based on the sales projection of the three customers over a period of three years.

The Group intends to expand its sales to its existing customers and into the domestic market as well as to diversify its customer base in both overseas and domestic markets. Sales to each of the existing customers only accounted for a small portion of the respective total purchases of cocoa beans during the year ended 31st December, 2003 since they purchased cocoa beans from a number of major cocoa beans producing countries. The Directors are confident that the Group will be able to increase sales to these existing customers and achieve a larger share of their cocoa beans purchases in the future since the Group can provide them with export-quality cocoa beans at attractive prices.

BUSINESS PROSPECT

The international cocoa beans trading industry is competitive with numerous suppliers both domestic and overseas. Cocoa beans traders in Indonesia face competition from other traders within their own country and from other major cocoa beans exporting countries such as Cote d'Ivoire and Ghana. However, the Directors believe that the Group will be able to maintain its competitive edge for the following reasons:

- the Group has entered into the Sales Agreements with three of its customers to ensure the continuous flow of business from these customers;

- the Group is one of the few purchasers in Indonesia which provide farmers with a 50% advance payment for purchases. This is very important in dealing with the farmers as they will sell better quality cocoa beans from their harvests at more competitive prices;

- the Group's ability to place large orders with farmers, enables us to obtain more competitive prices from the farmers. By purchasing quality cocoa beans at a competitive price, the Group can offer its export customers, all of whom are established cocoa product suppliers in Europe, export-quality cocoa beans at attractive prices. The Directors believe that this is especially important to overseas customers as they source cocoa beans from all over the world;

- the Group's senior management team has experience and well established business relationships in the cocoa industry;

- the Group adopts stringent quality control procedures to ensure that the quality of the cocoa beans sourced from the farmers meet with customers' requirements;

- the Group is a major exporter of cocoa beans in Indonesia. According to INCA, for the year ended 31st December, 2002, Nataki was the fourth largest exporter of cocoa beans in Indonesia, accounting for approximately 6.1% of the country's total export volume of cocoa beans for that year;

- the Group maintains close relationships with the farmers by providing value-added services such as latest market information on the cocoa industry and informal training on farming and harvesting methods;

- Indonesia is currently the third largest producers of cocoa beans in the world and according to INCA, aims to be the largest producers by 2010.

FINANCIAL REVIEW

Overview

For the year 2003, the Group sourced all of its cocoa beans directly from over 1,900 farmers in Sulawesi.

The majority of the Group's turnover during the year ended 31st December, 2003 was derived from three major customers namely Unicom, ICBT and Westermann, which accounted for approximately 35.9%, 27.7% and 22.8% respectively of the Group's total export volume. They have signed the Sales Agreements with the Group for an initial term of three years commencing from October 2002, and continued to increase their orders in the year 2003.

Turnover

For the year ended 31st December, 2003, the turnover of the Group amounted to approximately HK$610.2 million, which already exceeds the turnover of the previous year of approximately HK$300.9 million. During the year ended 31st December, 2003, the Group sold a total of 16,460 tonnes, 12,680 tonnes, 10,460 tonnes and 6,190 tonnes of cocoa beans to Unicom, ICBT, Westerman and Orebi respectively. Although the cocoa beans prices quoted on The Coffee, Sugar and Cocoa Exchange of New York, began to decrease in February 2003 as a result of, amongst other things, the settlement of the civil unrest in Cote d'Ivoire, the average selling price of the Group's cocoa beans was approximately HK$13,340 per tonne for the year ended 31st December, 2003, which was still higher than that of approximately HK$12,600 per tonne for the year ended 31st December, 2002.

Cost of Sales

During the year ended 31st December, 2003, the Group's cost of sales was approximately HK$467.2 million, compared to approximately HK$236.6 million in the previous year. The increase was due to the increase in sales volume and sales value of the Group.

Gross Profit

The Group's gross profit during the year ended 31st December, 2003 was approximately HK$143 million, which exceeded the Group's gross profit of approximately HK$64.4 million in the previous year. The increase in gross profit was mainly a result of the increase in turnover. The Group's gross profit margin for each of the two years ended 31st December, 2003 and 2002 was approximately 23.4% and 21.4% respectively.

Other Income

During the year ended 31st December, 2003, other income principally comprised bank interest in the amount of approximately HK$2.3 million.

Selling and Distribution Expenses

During the year ended 31st December, 2003, the Group's selling and distribution expenses were approximately HK$2.2 million, compared to approximately HK$1.1 million in the previous year. The increase was mainly a result of the increase in transportation charges for delivery of cocoa beans from the warehouse to the port before shipment for the overseas customers in relation to the increase in sales volume and in salary expenses. The increase in salary expenses for the Group's sales and marketing staff, which is in line with the increase in the sales volume and turnover, is essential in providing an incentive for motivating the sales and marketing team to further develop the Group's businesses.

General and Administrative Expenses

During the year ended 31st December, 2003, the Group's general and administrative expenses amounted to approximately HK$2.6 million, compared to approximately HK$1.2 million in the previous year.

The increase was mainly a result of increase in salary expenses, rental expenses and bank charges. Salary expenses increased during the year mainly due to (i) an increase in the number of management staff as the Group further strengthened its management team and (ii) the general increment in salaries of the existing general and administrative staff in recognition of their efforts leading to the growth of the Group's business. Bank charges increased during the year due to the increase in sales volume.

Net Exchange Loss

During the year ended 31st December, 2003, IDR appreciated against the US dollar from US$1 to IDR8,968 as at 1st January, 2003 to US$1 to IDR8,465 as at 31st December, 2003. The Group's net exchange loss during the year was approximately HK$5.5 million mainly resulted from the Group's export trading operations which received payments in US dollars. During the year ended 31st December, 2003, the Group did not incur any exchange gain or loss arising from its unsecured loan as it had been converted from US dollars into IDR in 2001.

Finance Costs

The Group's finance costs decreased during the year ended 31st December, 2003 to approximately HK$1.9 million, compared to HK$6.5 million in the previous year. The decrease was mainly a result of the further repayment of an amount approximately HK$39.8 million for the unsecured loan in August 2003, and the remaining amount of the unsecured loan of HK$18.2 million was fully paid in October 2003.

Taxation

The Group is subjected to Hong Kong and Indonesian taxation. No provision for profits tax in Hong Kong has been made as the Group had no income assessable for profits tax during the year ended 31st December, 2003.

Nataki, a subsidiary of the Company, is an enterprise operating in Indonesia and was subjected to Indonesian corporate income tax. No provision for Indonesian corporate income tax has been made for Nataki for the year ended 31st December, 2002 as it had no net taxable income during that year after offsetting against available tax losses brought forward. After offsetting against the tax losses brought forward at 1st January, 2003, a provision for corporate income tax was made by Nataki for the year ended 31st December, 2003 amounted to approximately HK$38.3 million.

The tax regulations in Indonesia adopt a "self assessment" system. The tax authority does not normally confirm the self assessment of a taxpayer; however it has the right to issue an assessment within 10 years, if, after an audit, it considers that the taxpayer has not self-assessed the correct amount or if no tax return has been lodged. However, an assessment can be issued after expiry of 10 years if the taxpayer has committed a criminal act.

Profit Attributable to Shareholders

Due to the increase in sales volume of cocoa beans, the Group's profit attributable to shareholders during the year ended 31st December, 2003 amounted to approximately HK$85.3 million, which exceeds the profit attributable to shareholders of approximately HK$37.7 million for the year ended 31st December, 2002.

Financial Resources and Liquidity

As at 31st December, 2003, the shareholders' funds of the Group amounted to approximately HK$228.3 million (2002: HK$45.1 million). Current assets amounted to approximately HK$275 million (2002: HK$86.6 million) of which approximately HK$160.8 million (2002: HK$13.8 million) were cash and bank deposits. Current liabilities amounted to approximately HK$39.6 million (2002: HK58.8 million), mainly in tax payable and accrued expenses. The net asset value per share was HK$0.29 (2002: HK$0.06, based on proforma issued shares of the Company) as at 31st December, 2003.

Employees

As at 31st December, 2003, the total number of employees of the Group was 69. For the year ended 31st December, 2003, the staff costs including directors' remuneration of the Group amounted to approximately 0.21% of the turnover of the Group and an increase of approximately HK$731,000 or approximately 129% as compared to that of the year ended 31st December, 2002.

It is the Group's policy to review its employees' salary level and performance bonus system regularly to ensure the remuneration policy is competitive within the industry.

Material Acquisitions and Disposals of Subsidiaries and Affiliated Companies

During the year ended 31st December, 2003, the Group had no material acquisitions and disposals of subsidiaries and affiliated companies.

Significant Investment

As at 31st December, 2003, the Group had no significant investments held.

Material Investments or Capital Assets

As at 31st December, 2003, the Group had no future plans for material investments except that capital assets will be purchased in accordance with the details set out in the section headed "Statement of business objectives" in the prospectus of the Company dated 25th November, 2003.

Capital Structure of the Group in Debt Securities

During the year ended 31st December, 2003, the Group had no debt securities in issue.

Biographical Information of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. Harmiono Judianto *(Chairman)*, aged 36, joined the Group in December 1999. He had worked as a marketing manager since 1992 in two cocoa beans trading companies, namely P.T. Anditana Mandiri and later in P.T. Gading Trading Ltd, prior to acquiring the controlling interest in Nataki. Both of these cocoa beans trading companies focused on the export markets. As a result, Mr. Judianto built up his contacts with these overseas customers. Mr. Judianto controls all the key aspects of the Group's operation and is responsible for the overall strategy planning and business developments. He holds a Bachelor degree in Accounting from the Wijaya Kusuma University, Indonesia.

Mr. Johanas Herkiamto *(Vice Chairman)*, aged 30, joined the Group as president director of Nataki in December 1999 and is responsible for corporate policy formulation, strategic business planning, finance, investor relations, business developments and the daily management of the Group. Mr. Herkiamto holds a Bachelor degree in Business Administration from Texas A&M University in the US. Mr. Herkiamto has over eight years of experience in the cocoa industry. Mr. Herkiamto worked for P.T. Davomas Abadi Tbk since 1995 where he built contacts with local cocoa beans companies and farmers, and overseas customers of semi-processed cocoa products. In order to avoid potential conflicts of interest, Mr. Herkiamto has resigned as president director of Davomas.

Mr. Rudi Zulfian, aged 35, joined the Group as director of Nataki in December 1999 and is responsible for overseeing the daily operations and financial matters. Prior to joining the Group, Mr. Zulfian from 1995 worked as a finance manager in P.T. Harapan Bersama Trading, a food trading company that dealt with trading of cocoa beans. Mr. Zulfian is a registered accountant and a broker dealer in Indonesia. Mr. Zulfian holds a Bachelor degree in Accounting from the Andalas University, Indonesia.

INDEPENDENT NON- EXECUTIVE DIRECTORS

Ms. Novayanti, aged 30, was appointed as an independent non-executive Director in April 2003. She holds a Bachelor degree in management from the Indonesian Christian University in Indonesia. Ms. Novayanti has been working in manufacturing-related industries since 1997. She worked for P.T. Tata Niaga, a plastic molding company, from 1997 to 1999 as the assistant manager for exports, P.T. Lancar Usaha Maju, a chemicals company, from 1999 to 2001 as the assistant director responsible for exports, and P.T. Palawitama Bina, a heavy equipment supplier, as a technical adviser to management on strategic trading plans and other related matters since 2001.

Mr. Gandhi Prawira, aged 38, was appointed as an independent non-executive Director in October 2003. He holds a Bachelor degree in Economic (Accounting) from Airlangga University, Indonesia. Mr. Prawira has over 13 years of experience in the finance and accounting fields. He worked for P.T. Nidesco Jaya, a cocoa company, from 1990 to 1995 as the accounting manager, P.T. Bintang Makmur, a construction company, from 1995 to 2001 as the finance and accounting manager, and P.T. Aneka Bumi Kencana, a management consultant company, as the assistant vice president, finance, from 2001.

Ms. Wang Poey Foon, Angela, aged 45, was appointed as an independent non-executive Director in May 2003. Ms. Wang holds an LLB (Hons) degree from the National University of Singapore and is a Solicitor in Hong Kong. She is currently the senior partner of a firm of solicitors in Hong Kong. She is also the independent non-executive director of Vision Century Corporation Limited (stock code: 0535), being a company listed on the Main Board of The Stock Exchange of Hong Kong Limited.

SENIOR MANAGEMENT

Mr. Elfisno, aged 40, is the Group's head accountant responsible for the accounting, finance and administration functions. He has 17 years experience in the finance and accounting fields. He was employed by Nataki in September 2002. He graduated in 1984 from Jayabaya University, Indonesia with a Bachelor degree in Accounting.

Mr. Tiswan, aged 42, is the Group's head of internal audit responsible for the internal audit function. He was employed by Nataki in September 2002. Prior to joining the Group, Mr. Tiswan worked in various public accounting firms and has over 18 years experience in the accounting and auditing fields. He obtained a Bachelor degree in Economics (Accounting) from the Indonesia Economic Science College Jakarta in Indonesia.

Mr. Adi Sucipto, aged 31, is the head of quality control for the Group. He has over 8 years experience in quality control of food products. Prior to joining the Group in January 1999, he worked as the assistant to the head of quality control from 1995 in P.T. Rodeco Intana Jaya, a commodity trading company.

Mr. Junaidi, aged 31, is the Group's head of sales and marketing. He has over eight years experience in sales and marketing of food and related products. Prior to joining the Group in January 1999, he worked for P.T. Putra Sinar Mandiri, an agricultural product supplier, from 1995 to 1997 in the marketing department, and P.T. Eka Pancatama Makmur, a cocoa product trading company, from 1997 to 1998 as a marketing associate. He holds a Bachelor degree in Economics (Management) from Merdeka Malang University in Indonesia.

Mr. Edy Slamet, aged 34, is the purchasing manager for the Group. He has over 11 years experience in commodity trading. Prior to joining the Group in January 1999, he worked for P.T. Bumi Antarnusa, a commodity trading company, from 1992 to 1995 in the marketing department, P.T. Graha Artic Sejati, a cocoa trading company from 1996 to 1998. He holds a Bachelor degree in Financial Management from Malangkucecwara Malang Economic College in Indonesia.

Mr. Abidin, aged 33, is the warehousing manager for the Group. He has over 10 years experience in logistics and warehousing. Prior to joining the Group in January 1999, he was the logistics supervisor for P.T. Bahana Laguma Sejahtera, a cocoa-related trading company, from 1993 to 1998.

Mr. Casey Mee Huat Lin, *ACCA*, aged 48, is the company secretary and qualified accountant. He is responsible for the overall financial management of the Group. He joined the Group in January 2003 and has more than 15 years experience in the financial services industry. He holds a Bachelor degree in Accounting from the National University of Singapore and is a member of the Association of Chartered Certified Accountants of Singapore. Mr. Lin worked as an accounting audit partner in Tan & Associates, an accounting firm in Singapore from August 1981 to May 2000, and as a senior financial advisor in Citi Pacific Group, a financial institution in Singapore from June 2000 to December, 2002.

Business Objectives Review

COMPARISON BETWEEN BUSINESS OBJECTIVES AND ACTUAL RESULTS

In light of the Group's business strategies, the Group has formulated the business plans to implement its strategies in the time periods as set out in the prospectus. Given that the Group has been listed for approximately one month, none of the business plans has been implemented yet, since the first business plan will be applicable at the end of 30th June, 2004.

USE OF PROCEEDS

As at 31st December, 2003, the net proceeds from the public listing have not been applied yet due to the Group's recent listing. The unused proceeds are now being placed on interest-bearing deposits with licensed banks in Indonesia.

Directors' Report

The Directors are pleased to present to the shareholders their first report together with the audited financial statements for the year ended 31st December, 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company during the year was investment holding and those of the subsidiaries are set out in note 13 to the financial statements.

RESULTS AND DIVIDENDS

The results of the Group for the year ended 31st December, 2003 are set out in the consolidated income statement on page 26.

The Directors have recommended the payment of a final dividend of HK1 cent per share of the Company for the year ended 31st December 2003 (2002: Nil) to be payable to the shareholders of the Company whose names appear on the Register of Members of the Company as at 18th May 2004. Subject to the approval of the Company's shareholders at the forthcoming annual general meeting of the Company to be held on 18th May 2004, the said final dividend will be paid to the Company's shareholders on or around 11th June 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 13th May 2004 to Tuesday, 18th May 2004 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31st December 2003 and for attending the forthcoming 2004 annual general meeting of the Company to be held on Tuesday, 18th May 2004, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 12th May 2004.

FINANCIAL SUMMARY

The summary of the results of the Group for each of the three years ended 31st December, 2003 and the assets and liabilities of the Group as at 31st December, 2001, 2002 and 2003 are set out on page 52.

FIXED ASSETS

The Group disposed of fixed assets amounted to approximately HK$3,147,000 during the year. Detailed movements in fixed assets of the Group are set out in note 12 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in share capital of the Company during the year and the reason thereof and the details of share options are set out in notes 17 and 18 to the financial statements respectively.

RESERVES

Details of movements in reserves of the Group and the Company during the year are set out in note 19 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest subsisted at the end of the year or at any time during the year.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The Directors of the Company who held office during the year and up to the date of this report were :

Executive Directors:
Mr. Harmiono Judianto
Mr. Johanas Herkiamto
Mr. Rudi Zulfian

Independent non-executive Directors:
Ms. Novayanti – appointed on 16th April, 2003
Mr. Gandhi Prawira – appointed on 14th October, 2003
Ms. Wang Poey Foon, Angela – appointed on 14th May, 2003
Ms. Andriyani – appointed on 16th April 2003 and resigned on 11th June 2003

In accordance with Articles 111 and 112 of the Company's Articles of Association, all the Directors of the Company shall retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting of the Company.

Each of the three Executive Directors has entered into a service contract for an initial term of 3 years commencing from 2nd December, 2003 (the "Listing Date") and renewable automatically for successive terms of 1 year each commencing from the date immediately after the expiry of the then current term of the service contract until terminated by not less than 3 months' notice in writing served by either party on the other.

The independent non-executive Directors have not entered into service contracts with the Company.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS (CONTINUED)

Apart from the foregoing, no Director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

SHARE OPTIONS

Pursuant to the written resolutions passed by all the shareholders of the Company on 20th November, 2003, the Company adopted the following share option schemes :

(A) Share Option Scheme (the "Scheme")

The purpose of the Scheme is to enable the Company to grant options to subscribe for shares of the Company to any part-time or full-time employee, executive, officer or director (including executive and non-executive) of any members of the Group or any supplier, customer, joint venture partner, professional adviser or consultant of any members of the Group (collectively the "Eligible Participants") as incentives or rewards for their contribution or potential contribution to any members of the Group.

The Board of Directors (the "Board") may, at its discretion, offer to any Eligible Participants options to subscribe for such number of new shares as the Board may determine at an exercise price. The acceptance of the option, duly signed by the relevant Eligible Participant, together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant must be received by the Company not later than 30 days after the date of offer of the option.

Except where the shareholders' approval is obtained (with the relevant Eligible Participant and his associates abstain from voting) the total number of shares issued and which may fall to be issued upon exercise of the options granted under the Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each Eligible Participant in any 12-month period up to and including the date of offer shall not exceed 1% of the number of shares of the Company in issue as at the date of offer.

If the Board determines to offer to grant options to a substantial shareholder (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules")) or an independent non-executive Director of the Company (or any of his associates) and that grant would result in the shares of the Company issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other share option scheme(s) of the Company in the 12-month period up to and including the date of offer:

(a) representing in aggregate over 0.1% of the number of shares of the Company in issue on the date of offer; and

SHARE OPTIONS (CONTINUED)

(A) Share Option Scheme (Continued)

(b) having an aggregate value, based on the official closing price of the shares of the Company as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of offer, in excess of HK$5 million,

such grant shall be subject to, in addition to the approval of the independent non-executive Directors of the Company, the approval of the shareholders of the Company in general meeting on a poll at which all connected persons (as defined in the GEM Listing Rules) shall abstain from voting and/or such other requirements prescribed under the GEM Listing Rules. A connected person of the Company will be permitted to vote against the grant only if his intention to do so has been stated in the circular sent to the Company's shareholders.

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. There is no general requirement that an option must be held for any minimum period before it can be exercised but the Board is empowered to impose at its absolute discretion any such minimum period at the time of offer of any particular option.

Subject to earlier termination set out in the Scheme, the Scheme shall be valid and effective for a period of 10 years commencing on 20th November 2003, after which no further options will be offered but the provisions of the Scheme shall in all other respects remain in full force and effect to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise.

The Board has the absolute discretion to require any particular Eligible Participant to achieve certain performance targets specified at the time of offer before any option granted under the Scheme can be exercised.

The exercise price for a share in respect of any particular options granted under the Scheme (which shall be payable upon exercise of the option) shall be determined by the Board at its discretion, save that such price shall not be less than the highest of:

(a) the official closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of offer, which must be a business day;

(b) the average of the official closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer; and

(c) the nominal value of a share.

As at 31st December, 2003, no option under the Scheme has been granted or agreed to be granted.

SHARE OPTIONS (CONTINUED)

(A) Share Option Scheme (Continued)

As at the date of this Annual Report, the maximum number of shares in respect of which options may be granted under the Scheme is 80,000,000 shares, which represent 10% of the total issued share capital of the Company as at the date of this Annual Report.

(B) Pre-IPO Share Option Scheme (the "Pre-IPO Scheme")

The purpose of the Pre-IPO Scheme is to recognise the contribution of certain employees of the Group to the growth of the Group and/or the listing of the shares on the GEM. The principal terms of the Pre-IPO Scheme are the same as the terms of the Scheme except that :

(a) the eligible persons for taking up options under the Pre-IPO Scheme are confined to any full-time or part-time employees, executive, officer or director (executive or non-executive), of the Company or any of its subsidiaries;

(b) the exercise price for a share in respect of any option granted under the Pre-IPO Scheme is HK$0.01 as determined by the Board in its absolute discretion at the date of grant of the relevant options;

(c) the maximum number of shares subject to the Pre-IPO Scheme shall not exceed 56,000,000 representing 7% of the number of issued share capital of the Company on the Listing Date;

(d) save for the options which have been granted under the Pre-IPO Scheme (see below), no further options have been or will be offered or granted under the Pre-IPO Scheme after the Listing Date but the provisions of the Pre-IPO Scheme shall remain in all other respects in full force and effect in respect of any options granted during the life of the Pre-IPO Scheme which may continue to be exercisable in accordance with their terms of issue; and

(e) options granted under the Pre-IPO Scheme can only be exercised by the relevant grantees after the expiry of the 12-month period following the Listing Date.

As at 31st December, 2003, options to subscribe for 56,000,000 shares in aggregate representing 7% of the issued share capital of the Company have been granted to a total of 4 Directors and employees of the Group.

SHARE OPTIONS (CONTINUED)

(B) Pre-IPO Share Option Scheme (continued)

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows :

Grantees	*Vesting period*	*Exercisable period*	*Exercise price*	*Number of share options exercised/ lapsed/cancelled during the year*	*Number of share options granted during the year and outstanding as at 31.12.2003*
Executive Directors					
Mr. Johanas Herkiamto	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	16,000,000
Mr. Rudi Zulfian	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	16,000,000
Other employees					
Mr. Elfisno	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	12,000,000
Mr. Tiswan	Fully vested on 2nd December, 2004	2nd December, 2004 to 19th November, 2013	HK$0.01	–	12,000,000
					56,000,000

The Directors consider it inappropriate to value the share options as the generally accepted methodology to calculate the value of options such as the Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected share price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, such generally accepted methodology such as the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the Company's share options.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, none of the Directors and Chief Executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to Rules 5.40 to 5.58 of the GEM Listing Rules.

Long position in shares of the Company

Name of director	*Nature of interest*	*Capacity*	*Number of shares*	*Percentage of shareholding*
Mr. Harmiono Judianto	Personal	Beneficial owner	456,400,000	57.05%

Long position in underlying shares of the Company (under physically settled equity derivatives)

Name of director	*Nature of interest*	*Capacity*	*Description of equity derivatives*	*Number of underlying shares*	*Percentage of the underlying shares over the issued share capital of the Company*
Mr. Johanas Herkiamto	Personal	Beneficial owner	Share option (Note)	16,000,000	2%
Mr. Rudi Zulfian	Personal	Beneficial owner	Share option (Note)	16,000,000	2%

Note: The share options were granted under the Pre-IPO Scheme.

The details of the above share options as required under the GEM Listing Rules have been disclosed in the above paragraph headed "Pre-IPO Share Option Scheme".

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the paragraph headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" above and the share option scheme disclosures in note 18 to the financial statements, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Company's Directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

Save as disclosed above, no other person (other than a Director or Chief Executive of the Company) has an interest or short position in the shares and underlying shares as recorded in the register required to be kept by the Company under Section 336 of the SFO.

MANAGEMENT SHAREHOLDERS' INTERESTS

Save as disclosed under the paragraphs headed "Directors' and Chief Executives' interests and short positions in shares, underlying shares and debentures" and "Substantial shareholders and other persons' interests and short positions in shares and underlying shares" above, as at 31st December, 2003, no other person was able, as a practical matter, to direct or influence the management of the Company.

COMPETING INTERESTS

None of the Directors, the substantial shareholder or the management shareholders (as defined in the GEM Listing Rules) had any interests in any business which competed with or might compete with the business of the Group.

MAJOR CUSTOMERS AND SUPPLIERS

The Group had four customers during the year and sales to the largest customer included therein amounted to approximately 36%. During the year, the Group's five largest suppliers accounted for less than 30% of the Group's total purchases.

To the best knowledge of the Directors, neither the Directors, their associates, nor any shareholders, who owned more than 5% of the Company's issued share capital, had any beneficial interest in any of the Group's five largest customers during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There are no provisions for the pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

SPONSOR'S INTERESTS

As updated and notified by the Company's sponsor, Celestial Capital Limited ("CASH"), as at 31st December, 2003, neither CASH nor any of its directors, employees or associates had any interests in the shares of the Company or any member of the Group, or any right to subscribe for or to nominate persons to subscribe for the shares of the Company or any member of the Group.

Pursuant to the sponsorship agreement dated 24th November, 2003 entered with the Company, CASH received and will receive fees for acting as the Company's continuing sponsor for the period from the Listing Date to 31st December, 2005.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference in compliance with Rules 5.23 to 5.25 of the GEM Listing Rules. The primary duties of the audit committee are to review the Company's annual report and accounts, half-yearly reports and quarterly reports and to provide advice and comments thereon to the Board. The audit committee will also be responsible for reviewing and supervising the financial reporting process and internal control procedures of the Group. The audit committee has two members comprising the two independent non-executive Directors, namely Mr. Gandhi Prawira and Ms. Novayanti. Mr. Gandhi Prawira is the Chairman of the audit committee.

Up to the date of approval of these financial statements, the audit committee has held 1 meeting and has reviewed the annual report and accounts for the year ended 31st December, 2003 prior to recommending such accounts to the Board for approval.

COMPLIANCE

In the opinion of the Directors, the Company has complied with Rules 5.28 to 5.39 of the GEM Listing Rules concerning board practices and procedures throughout the financial year ended 31st December, 2003.

AUDITORS

A resolution to re-appoint the retiring auditors, Messrs. PKF, is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Mr. Harmiono Judianto

Chairman

Hong Kong, 25th March, 2004

Auditors' Report

梁學濂會計師事務所

PKF

AUDITORS' REPORT TO THE SHAREHOLDERS OF
PAN SINO INTERNATIONAL HOLDING LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 26 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PKF
Certified Public Accountants
Hong Kong, 25th March, 2004

Consolidated Income Statement

For the year ended 31st December, 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	3	610,165	300,947
Cost of sales		(467,166)	(236,580)
Gross profit		142,999	64,367
Other income	4	2,268	644
Gain on disposal of fixed assets		12,200	–
Selling and distribution expenses		(2,243)	(1,073)
General and administrative expenses		(2,571)	(1,212)
Net exchange loss	5	(5,475)	(1,972)
Profit from operations		147,178	60,754
Finance costs		(1,921)	(6,474)
Profit before taxation	6	145,257	54,280
Taxation	8(a)	(55,483)	(16,561)
Profit after taxation		89,774	37,719
Minority interests		(4,499)	–
Profit attributable to shareholders	9	85,275	37,719
Dividends	10	8,000	–
Earnings per share			
Basic, HK cents	11(a)	14.6	6.7
Diluted, HK cents	11(b)	13.4	6.1

Consolidated Balance Sheet

As at 31st December, 2003

	Note	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Fixed assets	12	7	3,180
Deferred tax assets	8(b)	29	16,551
		36	19,731
CURRENT ASSETS			
Inventories	14	16,335	25,678
Trade debtors	15	77,722	37,570
Advances to suppliers	16	15,838	6,665
Deposits, prepayments and other receivable		4,267	2,872
Fixed deposits		105,524	8,794
Cash and bank balances		55,313	4,984
		274,999	86,563
DEDUCT:			
CURRENT LIABILITIES			
Unsecured loan	20	–	58,063
Tax payable		38,642	–
Accrued expenses		1,009	715
		39,651	58,778
NET CURRENT ASSETS		235,348	27,785
		235,384	47,516
REPRESENTING:–			
SHARE CAPITAL	17	8,000	82,201
RESERVES	19(a)	212,344	(37,061)
PROPOSED FINAL DIVIDEND	10	8,000	–
SHAREHOLDERS' FUNDS		228,344	45,140
MINORITY INTERESTS		7,040	2,376
		235,384	47,516

Balance Sheet

As at 31st December, 2003

	Note	2003 HK$'000
NON-CURRENT ASSETS		
Interests in subsidiaries	13	75,386
CURRENT ASSETS		
Other receivable		3,858
Fixed deposits		77,629
Cash and bank balances		18,381
		99,868
DEDUCT:		
CURRENT LIABILITIES		
Accrued expenses		968
		98,900
NET CURRENT ASSETS		174,286
REPRESENTING:		
SHARE CAPITAL	17	8,000
RESERVES	19(b)	158,286
PROPOSED FINAL DIVIDEND	10	8,000
SHAREHOLDERS' FUNDS		174,286

Consolidated Cash Flow Statement

For the year ended 31st December, 2003

	2003 HK$'000	2002 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	145,257	54,280
Interest expenses	1,921	6,474
Interest income	(2,268)	(644)
Depreciation	177	202
Gain on disposal of fixed assets	(12,200)	–
Exchange gain on settlement of interest payable	–	(1,488)
Operating profit before working capital changes	132,887	58,824
Decrease/(increase) in inventories	9,343	(17,146)
Increase in trade debtors	(40,152)	(19,133)
Increase in advances to suppliers	(9,173)	(170)
Increase in deposits, prepayments and other receivable	(1,305)	(2,825)
Increase in accrued expenses	294	14
Exchange adjustments	5,114	7,422
Cash from operations	97,008	26,986
Interest received	2,178	597
Interest paid	(1,921)	(16,144)
Net cash from operating activities	97,265	11,439
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of fixed assets	15,328	–
Net cash from investing activities	15,328	–
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of new shares	94,799	82,193
Contribution from a minority shareholder	–	4,326
Decrease in unsecured loan	(61,039)	(86,380)
Net cash from financing activities	33,760	139
NET INCREASE IN CASH AND CASH EQUIVALENTS	146,353	11,578
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,778	1,891
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	706	309
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	160,837	13,778
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Fixed deposits	105,524	8,794
Cash and bank balances	55,313	4,984
	160,837	13,778

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2003

	Note	***2003*** ***HK$'000***	*2002* *HK$'000*
At 1st January		**45,140**	(67,716)
Exchange differences on translation of financial statements of overseas subsidiaries	19(a)	**3,130**	(8,556)
Minority's share of losses previously unabsorbed	19(a)	**–**	1,500
Net gains/(losses) not recognised in the consolidated income statement		**3,130**	(7,056)
Profit attributable to shareholders	19(a)	**85,275**	37,719
Issue of new shares in Dickinson Group Limited		**–**	82,193
Share placing		**108,000**	–
Expenses for share placing	19(a)	**(13,201)**	–
At 31st December		**228,344**	45,140

Notes to the Financial Statements

For the year ended 31st December, 2003

NOTES

1. GROUP REORGANISATION

The Company was incorporated in the Cayman Islands on 16th October, 2002 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a reorganisation scheme to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the "Reorganisation"), the Company became the holding company of the companies now comprising the Group (as detailed in note 12) on 23rd June, 2003. This was accomplished by acquiring the entire issued share capital of Dickinson Group Limited ("Dickinson") in consideration of and in exchange for the Company's allotted and issued ordinary shares.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants and are prepared under the historical cost convention.

(b) Basis of consolidation

The Reorganisation has been accounted for using merger accounting by regarding the Company as being the holding company of the Group from the beginning of the earliest period presented.

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. Apart from the Reorganisation, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intra-group transactions and balances have been eliminated on consolidation.

(c) Fixed assets and depreciation

Fixed assets are stated at cost less aggregate depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(c) Fixed assets and depreciation

Depreciation is calculated to write off the costs of fixed assets over their estimated useful lives on a straight line basis at the following annual rates :

Land use rights	3.33%
Land and buildings	5%
Office equipment	20%
Motor vehicles	20%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(d) Impairment of assets

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(e) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises of purchase cost and is determined on a first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

(f) Provisions and contingent liabilities

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as contingent liability, unless the probability of outflow is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow is remote.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) Revenue recognition

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(h) Operating leases

Payments under operating leases are charged to the income statement on a straight line basis over the periods of the relevant leases.

(i) Employee benefits

Salaries, annual bonuses, annual leave entitlements and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

Obligations for contributions to defined contribution retirement plan under the Indonesia Jamsostek Fund are recognised as an expenses in the income statement as incurred.

When the Company grants employees options to acquire its shares, the option exercise price will be determined by the Directors at the date of grant and no employee benefit cost or obligation is recognised at that time. When the options are exercised, the equity is increased by the amount of proceeds received.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(j) Foreign currency translation

Individual companies within the Group maintain their books and records in the primary currencies of their respective operations ("functional currencies"). In the accounts of the individual companies, transactions in other currencies during the year are translated into the respective functional currencies at the applicable rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at the applicable rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities denominated in other currencies are translated at historical rates. Exchange gains or losses are dealt with in the income statements of the individual companies.

For the year ended 31st December, 2003

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(j) Foreign currency translation (continued)

The Group prepares consolidated financial statements in Hong Kong dollars. On consolidation, all of the assets and liabilities of the companies of the Group with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date; all of the income and expenses items of the companies of the Group with functional currencies other than Hong Kong dollars are translated at the applicable average rates during the year. Exchange differences arising from such translations are dealt with in the exchange reserve.

The financial statements of P.T. Nataki Bamasa ("Nataki") are prepared in Indonesian Rupiah and both the reporting and functional currency adopted by Nataki is Indonesian Rupiah.

(k) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint venture, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(l) Minority interests

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

(m) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(n) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash equivalents include investments and advances denominated in foreign currencies provided that they fulfill the above criteria.

(o) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items may comprise financial and corporate assets, interest-bearing loans, corporate and financing expenses and minority expenses.

For the year ended 31st December, 2003

3. TURNOVER

The Group is principally engaged in trading of cocoa beans. Turnover represents the invoiced value of goods sold during the year.

4. OTHER INCOME

	2003 HK$'000	2002 HK$'000
Bank interest income	2,268	644

5. NET EXCHANGE LOSS

	2003 HK$'000	2002 HK$'000
Exchange (gain)/loss arising from:		
Settlement of interest payable on unsecured loan denominated in US$	–	(1,488)
Uplift of fixed deposits denominated in US$ and Yen	–	12
Retranslation of prepayments denominated in US$	177	–
Other trading operations	5,298	3,448
	5,475	1,972

6. PROFIT BEFORE TAXATION

	2003 HK$'000	2002 HK$'000
Profit before taxation is arrived at after charging :		
Cost of inventories sold	467,166	236,580
Auditors' remuneration	269	31
Depreciation	177	202
Directors' remuneration – Note 7	227	83
Other staff costs	1,069	482
Interest on other loan wholly repayable within five years	1,921	6,474
Minimum lease payments in respect of land and buildings	376	89

For the year ended 31st December, 2003

7. REMUNERATION OF DIRECTORS AND EMPLOYEES

(a) The emoluments received by the Company's Directors during the year are as follows :

	2003 HK$'000	2002 HK$'000
Fees	–	–
Basic salaries, allowances and benefits in kind		
– Executive Directors	170	83
– Independent non-executive Directors	57	–
Pension scheme contributions	–	–
	227	83

The number of Directors whose remuneration fell within the following band is as follows :

	2003	2002
HK$Nil – HK$1,000,000	6	3

Three Executive Directors received individual emoluments of approximately HK$67,000, HK$51,000 and HK$52,000 respectively for the year ended 31st December, 2003 (HK$41,000, HK$32,000 and HK$10,000 respectively for the year ended 31st December, 2002). Three (2002 : None) independent non-executive Directors received individual emoluments of approximately HK$53,000, HK$4,000 and HK$Nil respectively for the year ended 31st December, 2003.

(b) The remuneration of employees who were not Directors during the year and who were amongst the five highest paid individuals of the Group is as follows :

	2003 HK$'000	2002 HK$'000
Basic salaries, allowances and benefits in kind	53	56
Pension scheme contributions	–	–
	53	56

For the year ended 31st December, 2003

7. REMUNERATION OF DIRECTORS AND EMPLOYEES (CONTINUED)

(b) (continued)

The number of employees whose remuneration fell within the following band is as follows :

	2003	2002
HK$Nil – HK$1,000,000	1	3

(c) During the year, no Directors have waived any emoluments and no emoluments have been paid by the Group to the Directors or the five highest paid individuals as an inducement to join the Group or as compensation for loss of office.

8. TAXATION

(a) Taxation in the consolidated income statement represents :

	2003 *HK$'000*	2002 *HK$'000*
Income tax expense		
Indonesia :		
Current tax	38,276	–
Deferred tax – Note 8(b)	17,207	16,561
	55,483	16,561

During the year, all of the Group's profits were derived from Nataki incorporated and operated in the Republic of Indonesia. No provision for Hong Kong profits tax has been made in these financial statements as the Group has no assessable profits for the year. Provision for Indonesian corporate income tax for the current year is based on the following progressive tax rates :

Taxable income *IDR*	**Rate** *%*
On the first 50,000,000	10
On the next 50,000,000	15
Over 100,000,000	30

For the year ended 31st December, 2003

8. TAXATION (CONTINUED)

(a) (continued)

No provision for Indonesian corporate income tax has been made for the year ended 31st December, 2002 as Nataki has no net taxable income during that year after offsetting against available estimated tax losses brought forward. According to the audited financial statements of Nataki for the year ended 31st December, 2002, Nataki had estimated unutilised tax losses as at 31st December, 2002 amounting to approximately IDR17 billion (equivalent to approximately HK$15 million).

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2003 *HK$'000*	2002 *HK$'000*
Profit before taxation	145,257	54,280
Taxation at the Indonesian progressive income tax rates	43,577	16,269
Tax effect of expenses that are not deductible in determining taxable profit	34	14
Tax effect of income that are not assessable in determining taxable profit	(719)	(193)
Tax effect of reversal of temporary difference arising on impairment losses on land use rights and land and buildings	12,583	446
Others	8	25
Income tax expense	55,483	16,561

For the year ended 31st December, 2003

8. TAXATION (CONTINUED)

(b) The following are the major deferred tax (assets)/liabilities recognised by the Group and movements thereon during the year :

	Accelerated/ (decelerated) depreciation allowances	*Impairment losses on land use rights and land and buildings*	*Tax losses*	*Total*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1.1.2002	11	(10,783)	(18,197)	(28,969)
Exchange adjustments	2	(1,747)	(2,398)	(4,143)
Charge/(credit) to income statement for the year	(11)	446	16,126	16,561
At 31.12.2002 and 1.1.2003	2	(12,084)	(4,469)	(16,551)
Exchange adjustments	(2)	(499)	(184)	(685)
Charge/(credit) to income statement for the year	(29)	12,583	4,653	17,207
At 31.12.2003	(29)	–	–	(29)

As at 31st December, 2003, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was approximately HK$31,035,000 (2002 : HK$Nil). No liability has been recognised in respect of these differences as the effect is immaterial.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders includes a profit of approximately HK$8,006,000 which has been dealt with in the financial statements of the Company.

For the year ended 31st December, 2003

10. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Proposed final dividend of HK$0.01 (2002: HK$Nil) per share	8,000	–

The proposed final dividend for the year ended 31st December, 2003 is subject to the approval of the Company's shareholders at the forthcoming annual general meeting. The final dividend recommended represents approximately 9.4% of the Group's profit attributable to shareholders since the Directors are of the view that the Group should retain more cash for future development purposes at this stage.

11. EARNINGS PER SHARE

(a) The calculation of basic earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 582,356,164 shares (comprising 560,000,000 shares, being 1 share issued on the incorporation of the Company on 16th October, 2002, 99,999 shares as the consideration for the acquisition of the entire issued share capital of Dickinson on 23rd June, 2003 and adjusting for the capitalisation issue of 559,900,000 shares as referred to in the prospectus of the Company dated 25th November, 2003 and 22,356,164 shares, being the weighted average number of 240,000,000 shares issued to the placees on 28th November, 2003) in issue during the year ended 31st December, 2003.

The calculation of basic earnings per share for the year ended 31st December, 2002 is based on the Group's profit attributable to shareholders and the assumption that a total of 560,000,000 shares had been in issue during the year ended 31st December, 2002.

(b) Diluted earnings per share for the year ended 31st December, 2003 is based on the Group's profit attributable to shareholders and the weighted average number of 636,709,105 shares in issue during the year. The number of shares used in the calculation comprised 582,356,164 shares referred to in note 11(a) above and 54,352,941 shares assumed to have been issued at no consideration on the deemed exercise of the options under the Pre-IPO Share Option Scheme based on the fair value per share of HK$0.34.

Diluted earnings per share for the year ended 31st December, 2002 is based on the Group's profit attributable to shareholders and the assumption that 614,755,556 shares have been in issue during the year. The number of shares used in the calculation comprised 560,000,000 shares referred to in note 11(a) above and 54,755,556 shares assumed to have been issued at no consideration on the deemed exercise of the options granted under the Pre-IPO Share Option Scheme as referred to in the paragraph headed "Share Option Schemes" in Appendix V to the prospectus, but takes no account of any shares to be issued pursuant to the exercise of the Over-allotment Option, any shares to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme, or any shares which may be allotted and issued by the Company pursuant to the general mandate referred to in Appendix V to the prospectus.

For the year ended 31st December, 2003

12. FIXED ASSETS

	Land use rights HK$'000	*Land and buildings HK$'000*	*Office equipment HK$'000*	*Motor vehicles HK$'000*	*Total HK$'000*
Cost:					
At 1.1.2003	47,302	1,814	31	380	49,527
Exchange adjustments	2,248	87	1	19	2,355
Disposal	(49,550)	(1,901)	–	–	(51,451)
At 31.12.2003	**–**	**–**	**32**	**399**	**431**
Aggregate depreciation:					
At 1.1.2003	2,555	112	25	297	2,989
Exchange adjustments	122	6	1	16	145
Charge for the year	66	26	6	79	177
Written back on disposal	(2,743)	(144)	–	–	(2,887)
At 31.12.2003	**–**	**–**	**32**	**392**	**424**
Impairment losses:					
At 1.1.2003	42,233	1,125	–	–	43,358
Exchange adjustments	2,006	53	–	–	2,059
Written back on disposal	(44,239)	(1,178)	–	–	(45,417)
At 31.12.2003	**–**	**–**	**–**	**–**	**–**
Net book value:					
At 31.12.2003	**–**	**–**	**–**	**7**	**7**
At 31.12.2002	2,514	577	6	83	3,180

Notes:

(a) In October 2003, Nataki sold the land use rights and the land and buildings at a consideration of approximately HK$14,238,000 and HK$1,090,000 respectively to four independent third parties.

(b) Prior to the disposal, the land use rights represented 40 plots of land held under freehold by three Indonesian citizens who had entered into binding agreements to relinquish title to the land with Nataki. Pursuant to these binding agreements, Nataki was granted by the registered owners with powers of attorney to act as representative of the registered owners for all matters related to the management and utilisation of the land without any reservation. Accordingly, Nataki was contractually entitled to use, utilise and occupy the land.

(c) Prior to the disposal, the land and buildings, representing a plot of land and a 4-storey office building were held under a medium term lease by an Indonesian citizen who had entered into a binding agreement for sale and purchase with Nataki. Pursuant to this binding agreement, Nataki was granted by the registered owner with power of attorney to conduct any necessary action as if Nataki was the owner of the land and buildings. Accordingly, Nataki is contractually entitled to use, utilise and occupy the land and buildings.

For the year ended 31st December, 2003

12. FIXED ASSETS (CONTINUED)

(d) The Directors carried out impairment reviews of the carrying values of the land use rights and land and buildings as at 31st December, 2000 and 2001 with reference to the open market values as at those dates. The respective property interests were both appraised by an independent professional valuer, PT. Hutama Penilai.

13. INTERESTS IN SUBSIDIARIES

	2003 HK$'000
Unlisted shares	71,481
Amount due from a subsidiary – Note 13(b)	3,905
	75,386

The carrying value of the Company's investments in the subsidiaries is determined by the Directors on the basis of the underlying assets of the subsidiaries at the time they were acquired by the Company pursuant to the Reorganisation which took place on 23rd June, 2003.

(a) Details of the subsidiaries as at 31st December, 2003 are as follows :

Name of company	*Place of incorporation and operation*	*Attributable equity interest Direct %*	*Attributable equity interest Indirect %*	*Issued and paid up capital*	*Principal activities*
Dickinson	British Virgin Islands	100	–	USD10,781,000	Investment holding
Setimuly International Group Limited	Mauritius	–	100	USD1,000	Investment holding
Nataki	Republic of Indonesia	–	95	IDR101,000,000,000	Trading of cocoa beans

(b) The amount is interest-free, unsecured and has no fixed repayment terms.

14. INVENTORIES

Inventories consist of cocoa beans and no inventories are stated at net realisable value.

15. TRADE DEBTORS

Customers are normally required to pay to the Group approximately within one month following shipment of goods.

The following is an aging analysis of trade debtors:

	2003 HK$'000	2002 HK$'000
0 – 30 days	59,991	20,249
31 – 60 days	17,731	17,321
	77,722	37,570

16. ADVANCES TO SUPPLIERS

The amounts represent deposits (normally 50% of purchase prices) paid in advance to the suppliers according to the purchase orders.

For the year ended 31st December, 2003

17. SHARE CAPITAL

For the purposes of the preparation of these financial statements, the share capital shown in the consolidated balance sheet at 31st December, 2002 represented the nominal value of the issued share capital of Dickinson which was acquired by the Company on 23rd June, 2003 pursuant to the Reorganisation.

	Note	Number of shares	HK$'000
Ordinary shares of HK$0.01 each			
Authorised:			
At the date of incorporation	(a)	10,000,000	100
Increase in authorised capital	(b)	1,490,000,000	14,900
At 31.12.2003		**1,500,000,000**	**15,000**
Issued and fully paid:			
Issue of shares to subscriber	(a)	1	–
Issue of shares in accordance with the Reorganisation	(c)	99,999	1
Placing of shares	(d)	240,000,000	2,400
Capitalisation issue	(e)	559,900,000	5,599
At 31.12.2003		**800,000,000**	**8,000**

Notes:

(a) The Company was incorporated on 16th October, 2002 with an authorised share capital of HK$100,000 divided into 10,000,000 shares of HK$0.01 each. One share was allotted and issued at par on that date.

(b) On 23rd June, 2003, the authorised share capital of the Company was increased from HK$100,000 to HK$15,000,000 by the creation of an additional 1,490,000,000 shares of HK$0.01 each.

(c) On 23rd June, 2003, pursuant to the Reorganisation, 99,999 shares of HK$0.01 each were allotted and issued, credited as fully paid at par, as consideration for the acquisition by the Company of the entire issued share capital of Dickinson.

(d) On 28th November, 2003, 240,000,000 new shares of HK$0.01 each were issued by way of placing at a premium of HK$0.44 per share for cash (the "Placing"). The excess of the issue price over the par value of the shares issued upon the Placing amounted to HK$105,600,000 was credited to the share premium account of the Company.

(e) On 28th November, 2003, immediately after the Placing, 559,900,000 shares of HK$0.01 each were allotted and issued at par, credited as fully paid, to the shareholders in proportion to their respective shareholdings on the register of the members of the Company at the close of business on 27th June, 2003 by way of the capitalisation of the share premium available.

For the year ended 31st December, 2003

18. SHARE OPTIONS

The Company operates two share option schemes, namely the Share Option Scheme (the "Scheme") and Pre-IPO Share Option Scheme (the "Pre-IPO Scheme"), adopted on 20th November, 2003.

The Board of Directors (the "Board") may, at its discretion, offer to any employee of the Group, including Directors of any company in the Group, and other eligible persons, options to subscribe for shares of the Company. A sum of HK$1.00 is payable by the grantee on acceptance of the option offer.

The exercise price for a share in respect of any particular options granted under the Scheme (which shall be payable upon exercise of the option) shall be determined by the Board at its discretion, save that such price shall not be less than the highest of :

(a) the official closing price of the shares as stated in the daily quotations sheet of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the date of the offer, which must be a business day;

(b) the average of the official closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of offer; and

(c) the nominal value of a share.

As at 31st December, 2003, no option under the Scheme has been granted or agreed to be granted.

During the year, the Company granted a total of 56,000,000 share options under the Pre-IPO Scheme to 4 Directors and employees of the Group at a consideration of HK1.00 per grant.

A summary of the share options granted on 20th November, 2003 under the Pre-IPO Scheme is as follows:

Grantees	*Exercisable period*	*Exercise price*	*Number of share options exercised/ lapsed/cancelled during the year*	*Number of share options granted during the year and outstanding as at 31.12.2003*
Executive Directors	2nd December, 2004 to 19th November, 2013	HK$0.01	–	32,000,000
Senior management	2nd December, 2004 to 19th November, 2013	HK$0.01	–	24,000,000
				56,000,000

For the year ended 31st December, 2003

19. RESERVES

(a) The Group

	Share premium HK$'000	*Revenue reserve* HK$'000	*Special reserve* HK$'000	*Exchange reserve* HK$'000	*Total* HK$'000
At 1.1.2002	–	(84,740)	–	15,984	(68,756)
Profit for the year	–	37,719	–	–	37,719
Minority's share of losses previously unabsorbed	–	1,500	–	–	1,500
Special reserve arising on the Reorganisation	–	–	1,032	–	1,032
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	(8,556)	(8,556)
At 31.12.2002 and 1.1.2003	–	(45,521)	1,032	7,428	(37,061)
Profit for the year	–	85,275	–	–	85,275
Proposed final dividend	–	(8,000)	–	–	(8,000)
Special reserve arising on the Reorganisation	–	–	82,200	–	82,200
Premium arising on the Placing – Note 17(d)	105,600	–	–	–	105,600
Capitalisation issue – Note 17(e)	(5,599)	–	–	–	(5,599)
Expenses for Placing	(13,201)	–	–	–	(13,201)
Exchange differences on translation of financial statements of overseas subsidiaries	–	–	–	3,130	3,130
At 31.12.2003	**86,800**	**31,754**	**83,232**	**10,558**	**212,344**

(i) All minority's share of losses previously unabsorbed had been fully recovered during the year ended 31st December, 2002.

(ii) The special reserve arising in the year ended 31st December, 2002 represents the difference between the nominal value of the shares of Nataki acquired by Dickinson pursuant to the Reorganisation over the nominal value of the shares issued by Dickinson in exchange therefor.

For the year ended 31st December, 2003

19. RESERVES

(a) **The Group (continued)**

(iii) The special reserve arising in the year ended 31st December, 2003 represents the difference between the nominal value of the shares of Dickinson acquired by the Company pursuant to the Reorganisation over the nominal value of the shares issued by the Company in exchange therefor.

(iv) Under articles 61 and 62 of the Indonesian Company Law, Nataki is required to appropriate a certain amount of its available net profit to a reserve fund. However, with due regard to the Indonesian accounting practice, the appropriation is conducted after offsetting the accumulated losses brought down from previous years. The appropriation to the reserve fund is required until it aggregates to at least 20% of Nataki's total paid-up capital. The amount of profit to be appropriated to the reserve fund for each year shall be determined by the shareholders in the general meeting of shareholders. The reserve fund is non-distributable and can only be used to make good future years' losses. No profit has been appropriated to the reserve fund during the year as no general meeting of shareholders has yet been held by Nataki for the determination of the appropriation.

(b) **The Company**

	Share premium HK$'000	*Revenue reserve* HK$'000	*Total* HK$'000
Surplus arising on the Reorganisation	71,480	–	71,480
Premium arising on the Placing – Note 17(d)	105,600	–	105,600
Capitalisation issue – Note 17(e)	(5,599)	–	(5,599)
Expenses for the Placing	(13,201)	–	(13,201)
Profit for the year	–	8,006	8,006
Proposed final dividend	–	(8,000)	(8,000)
At 31.12.2003	158,280	6	158,286

(i) The share premium of the Company includes (1) shares issued at premium and (2) the difference between the nominal value of the ordinary shares issued by the Company and the net asset values of the subsidiaries at the date they were acquired through an exchange of shares pursuant to the Reorganisation. Under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, the share premium is distributable to the shareholders of the Company provided that immediately following the date on which the distribution or dividend is proposed to be paid, the Company will be able to pay its debts as they fall due in the ordinary course of business.

For the year ended 31st December, 2003

19. RESERVES

(b) The Company (continued)

(ii) As at 31st December, 2003, in the opinion of the Directors, the reserves of the Company available for distribution to shareholders amounted to approximately HK$158,286,000 subject to the restrictions as stated above.

20. UNSECURED LOAN

In October 1999, Nataki entered into the loan agreement with an independent third party, Bakerloo Group Limited, whereby the lender agreed a loan amounted to US$30,000,000 to Nataki. The loan is unsecured and bears interest at SIBOR plus 2% per annum and will mature in 48 months after the date of the loan agreement.

In December 2001, Nataki entered into an addendum of the loan agreement with the lender whereby both parties agreed to convert the remaining balance of the loan amounted to US$16,000,000 from US$ denominated into IDR denominated at the rate of IDR10,400 per US$1. Both parties also agreed to fix the interest rate at 6% per annum from 28th December, 2001.

In September 2002, the interest rate of SIBOR plus 2% per annum was superceded by a mutual agreement whereby interest charged from October 1999 to December 2001 was frozen at approximately HK$8,956,000 which represents interest on the principal at 3.75% per annum.

The unsecured loan was fully repaid by Nataki in October 2003.

21. COMMITMENTS

As at 31st December, 2003, the Group had no material capital commitments to be disclosed.

22. CONTINGENT LIABILITIES

As at 31st December, 2003, the Group had no material contingent liabilities to be disclosed.

For the year ended 31st December, 2003

23. OPERATING LEASE ARRANGEMENTS

The Group had outstanding commitments under non-cancellable operating leases, which fall due as follows :

	2003 HK$'000	2002 HK$'000
Within one year	432	52
After one year but within five years	98	104
After five years	48	–
	578	156

Operating lease payments represent rentals payable by the Group for its offices and warehouse. The leases are negotiated for terms of one to ten years with fixed monthly rentals.

24. RELATED PARTY TRANSACTIONS

The Group did not enter into any material related party transaction during the year.

25. RETIREMENT BENEFIT SCHEME

The Indonesian subsidiary of the Company, Nataki, is required to contribute to the government's statutory insurance and retirement fund ("Jamsostek") 6.24% of the basic salary of its employees, and have no further obligations for the actual pension payments or post-retirement benefits beyond the monthly contributions. The Jamsostek fund is responsible for the entire insurance claim related to accidents incurred by the employees during work and to the entire pension obligations of the retired employees. However, Nataki did not join the Jamsostek fund since its incorporation until August 2002. The contributions payable by the Group which have not been accounted for amounted to approximately HK$21,000 and HK$40,000 for each of the two years ended 31st December, 2002 and 2003 respectively. The total unpaid and unaccrued contributions under the Jamsostek fund amounted to approximately HK$107,000 as at 31st December, 2003. There were no forfeited contributions available during the year.

For the year ended 31st December, 2003

26. SEGMENT INFORMATION

Segment information is prepared in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments:

No information has been disclosed in respect of the Group's business segments as the Group operates only one business segment which is the trading of cocoa beans.

(b) Geographical segments:

In presenting information on the basis of geographical segments, segment revenue is based on the location of customers. Segment assets and capital expenditure are based on the location of the assets.

	France	*Netherlands*	*United Kingdom*	*Republic of Indonesia*	*Consolidated*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December, 2003					
Turnover	**81,580**	**360,103**	**168,482**	**–**	**610,165**
Segment assets	**20,027**	**33,609**	**24,086**	**197,313**	**275,035**
Capital expenditure	**–**	**–**	**–**	**–**	**–**
Year ended 31st December, 2002					
Turnover	63,168	139,011	98,768	–	300,947
Segment assets	–	26,480	11,090	68,724	106,294
Capital expenditure	–	–	–	–	–

Financial Summary

RESULTS

	Year ended 31st December,		
	2003	*2002*	*2001*
	HK$'000	*HK$'000*	*HK$'000*
Turnover	610,165	300,947	145,153
Profit attributable to shareholders	85,275	37,719	8,270

Note: The results of the Group for each of the two years ended 31st December, 2002 are extracted from the prospectus of the Company dated 25th November, 2003.

ASSETS AND LIABILITIES

	At 31st December,		
	2003	*2002*	*2001*
	HK$'000	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS	36	19,731	31,882
CURRENT ASSETS	274,999	86,563	35,355
CURRENT LIABILITIES	(39,651)	(58,778)	(85,051)
NET CURRENT ASSETS/(LIABILITIES)	235,348	27,785	(49,696)
MINORITY INTERESTS	(7,040)	(2,376)	–
NON-CURRENT LIABILITIES	–	–	(49,902)
NET ASSETS/(LIABILITIES)	228,344	45,140	(67,716)

Note: The assets and liabilities of the Group as at 31st December, 2001 and 2002 are extracted from the prospectus of the Company dated 25th November, 2003.